RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City,
Navi Mumbai - 400 710.

Tel. : +91 22 3037 3333
www.rcom.co.in

RECEIVED

2009 MAY -6 A 9:51

OFFICE OF INTERNAT...

Exemption File No. 82 – 35005

30th April, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following statements to the Stock Exchanges in India as per the requirements of the Listing Agreement.

(1) A letter dated 30th April, 2009 alongwith Unaudited Consolidated financial results for the quarter and year ended 31st March, 2009.

(2) A letter dated 30th April, 2009 alongwith Unaudited Stand alone financial results for the quarter and year ended 31st March, 2009.

(3) A letter dated 30th April, 2009 alongwith Media Release dated 30th April, 2009.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**

09046123

Hasit Shukla
President and Company Secretary

Encl: As Above

5/18

Exe. File No. 82-35005

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

April 30, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38/ 47/ 48
NSE Symbol: RCOM

Dear Sir,

Sub: Unaudited Consolidated Financial Results for the quarter and year ended 31st March, 2009.

Further to our letter dated 21st April, 2009, we enclose herewith Unaudited Consolidated Financial Results for the quarter and year ended 31st March, 2009.

The above financial results were approved by the Board of Directors at its meeting held on 30th April, 2009, pursuant to Clause 41 of the Listing Agreement.

Unaudited Financial Results (Stand alone) for the quarter and year ended 31st March, 2009, follows by a separate letter.

We also wish to inform you that since the Company has significant subsidiaries, in order to disseminate the relevant and complete financial information to the investors / stake holders, the Board of Directors had opted and published the Unaudited Consolidated Financial Results in the news papers, pursuant to Clause 41 of the Listing Agreement.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above.

Reliance Communications Limited
Anil Dhirubhai Ambani Group
website: www.rcom.co.in
Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results (Consolidated) for the Quarter and Year ended 31st March, 2009

(Rs. in Lakh - Except EPS and Share data)

Sl. No.	Particulars	Quarter ended		Year ended	
		31-Mar-09	31-Mar-08	31-Mar-09	31-Mar-08
		Unaudited	Unaudited	Unaudited	Audited
1	a) Net Income from Operations	552,280	494,780	2,072,638	1,714,848
	b) Other Operating Income	27,497	30,221	150,824	167,891
	Net Income from Operations	**579,777**	**525,001**	**2,223,462**	**1,882,739**
2	**Expenditure**				
	a) Access Charges	65,281	68,447	238,167	281,965
	b) License Fee	29,780	31,172	118,651	123,864
	c) Employee Cost	44,698	30,682	168,710	116,752
	d) Depreciation and Amortisation	114,256	78,559	393,133	280,526
	e) Other Expenditure	234,288	167,572	839,841	562,671
	Total	**488,303**	**376,432**	**1,758,502**	**1,365,778**
3	**Profit from Operations before Other Income, Financial Charges and Exceptional Items (1 - 2)**	**91,474**	**148,569**	**464,960**	**516,961**
4	Other Income	32,590	6,137	70,645	24,037
5	Amortisation of Compensation under Employee Stock Option Scheme	(15,696)	1,617	747	1,617
6	**Profit before Financial Charges and Exceptional Items (3 + 4 - 5)**	**139,760**	**153,089**	**534,858**	**539,381**
7	Financial Charges (Net)	(16,781)	(808)	(78,667)	(39,970)
8	**Profit after Financial Charges but before Exceptional Items (6 - 7)**	**156,541**	**153,897**	**613,525**	**579,351**
9	Exceptional Items	-	6,105	-	128,278
10	**Profit from Ordinary Activities before Tax (8 + 9)**	**156,541**	**160,002**	**613,525**	**707,629**
11	Tax Expenses	4,855	(2,724)	(1,223)	28,362
12	**Profit from Ordinary Activities after Tax (10 - 11)**	**151,686**	**162,726**	**614,748**	**679,267**
13	Extraordinary Items (net of tax expense)	-	-	-	-
14	**Net Profit for the period (12 - 13)**	**151,686**	**162,726**	**614,748**	**679,267**
15	Share of Minority Interest	6,486	12,364	24,152	139,006
16	Share of Associates	(231)	36	(159)	147
17	**Net Profit after Adjustment of share of Minority Interest and Associates (14 - 15 - 16)**	**145,431**	**150,326**	**590,755**	**540,114**
18	Paid-up Equity Share Capital (Face Value of Rs. 5 each)	103,201	103,201	103,201	103,201
19	Reserves excluding Revaluation Reserves as per Balance Sheet of previous accounting year	-	-	-	2,799,432
20	**Earning per Share (EPS) before and after Extraordinary Items (not annualised)**				
	- Basic (Rs.)	7.05	6.70	28.62	26.32
	- Diluted (Rs.)	6.75	6.36	27.41	23.22
21	Public Shareholding				
	Number of Shares	674,165,821	699,215,821	674,165,821	699,215,821
	Percentage of Shareholding	32.66%	33.88%	32.66%	33.88%
22	**Promoters and Promoter Group Shareolding**				
	a) Pledged / Encumbered				
	- Number of Shares	272,345,338	NA	272,345,338	NA
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	19.60%		19.60%	
	- Percentage of Shares (as a % of the total share capital of the company)	13.19%		13.19%	
	b) Non -encumbered				
	- Number of Shares	1,117,515,722	NA	1,117,515,722	NA
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	80.40%		80.40%	
	- Percentage of Shares (as a % of the total share capital of the company)	54.15%		54.15%	

Segment wise Revenue, Results and Capital Employed

(Rs. in Lakh)

Sl. No.	Particulars	Quarter ended		Year ended	
		31-Mar-09	31-Mar-08	31-Mar-09	31-Mar-08
		Unaudited	Unaudited	Unaudited	Audited
23	**Segment Revenue**				
	a) Wireless	450,154	416,084	1,736,776	1,521,354
	b) Global	188,029	152,571	677,605	547,506
	c) Broadband	70,753	50,995	252,427	178,673
	d) Investments	7,013	2,430	34,520	15,269
	e) Others / Unallocated	24,307	4,406	66,462	27,782
	Total	**740,256**	**626,486**	**2,767,790**	**2,290,584**
	Less: Inter segment revenue	(127,889)	(95,348)	(473,683)	(383,808)
	Income from Operations	**612,367**	**531,138**	**2,294,107**	**1,906,776**
24	**Segment Results**				
	Profit / (Loss) before Tax and Financial Charges from each segment				
	a) Wireless	90,199	109,946	394,809	412,510
	b) Global	28,586	26,340	84,737	83,712
	c) Broadband	20,897	18,620	81,500	62,628
	d) Investments	7,013	2,424	34,520	15,263
	e) Others / Unallocated	(22,631)	(2,624)	(59,961)	(33,115)
	Total	**124,064**	**154,706**	**535,605**	**540,998**
	Less : Amortisation of Compensation under Employee Stock Option Scheme	(15,696)	1,617	747	1,617
	Less : Financial Charges (Net)	(16,781)	(808)	(78,667)	(39,970)
	Less : Exceptional Items	-	(6,105)	-	(128,278)
	Total Profit before Tax	**156,541**	**160,002**	**613,525**	**707,629**
25	**Capital Employed**				
	(Segment assets - Segment liabilities)				
	a) Wireless	4,333,788	2,994,820	4,333,788	2,994,820
	b) Global	1,207,369	859,994	1,207,369	859,994
	c) Broadband	555,958	429,040	555,958	429,040
	d) Investments	1,049,939	1,138,100	1,049,939	1,138,100
	e) Others / Unallocated	483,963	316,218	483,963	316,218
	Total	**7,631,017**	**5,738,172**	**7,631,017**	**5,738,172**

NOTES

1 Figures of the previous period have been regrouped and reclassified, wherever required

2 The Company is pursuing aggressive capex plans which include significant expansion of nation wide wireless network. The Company has funded these initiatives primarily by long term borrowings in foreign currency and Foreign Currency Convertible Bonds (FCCBs). In compliance of Schedule VI of the Companies Act, 1956 (Schedule VI) and on the basis of legal advice received by the Company, changes to the amount of liability and borrowings related to acquisition of fixed assets consequent upon short term fluctuations in foreign exchange rates upto 30th March, 2009 are adjusted in the carrying cost of fixed assets.

Had the accounting treatment as per Accounting Standard ("AS") 11 been continued to be followed by the Company, the net profit after tax for the quarter and the year ended on 31st March, 2009 would have been lower by Rs.47,191 lakh and Rs.1,68,895 lakh for realized and Rs. 32,240 lakh and Rs. 2,84,385 lakh for unrealized currency exchange fluctuations respectively. This excludes an amount of Rs. 31,903 lakh and Rs.1,46,577 lakh for the quarter and the year ended on 31st March, 2009 on FCCBs for which the Company will not be liable, if the FCCBs are converted on or before the due date i.e. 1st May, 2011 and 18th February, 2012.

Pursuant to the amendment to Schedule VI, with effect from 31st March, 2009, the Company has with effect from 31st March, 2009 adopted the accounting treatment as per AS 11.

3 During the quarter, the Company has repurchased and cancelled 100 Foreign Currency Convertible Bonds (FCCBs) of the Face Value of USD 1,00,000 each, as per approval of the Reserve Bank of India, at a discount. This has resulted in a saving of Rs.1,586 lakh which has been reflected as part of Other Income. Consequent upon such repurchase and cancellation, the Company's obligations to convert the said FCCBs into Shares, if so claimed by the FCCB Holders and/ or to redeem the same in foreign currency, have come to an end vis-à-vis the cancelled FCCBs.

4 The Scheme of Arrangement for demerger of the Optical Fibre Division of the Company to Reliance Infratel Limited ("RITL"), a subsidiary of the Company and Schemes relating to its subsidiaries are pending final approval of Shareholders and/ or the Hon'ble High Court of Judicature at Mumbai.

Upon the Schemes becoming effective after receipt of Shareholders, Statutory and contractual approvals followed by filing with the Registrar of Companies, the Schemes will be given effect to in the audited financial statements for the year ended 31st March, 2009.

5 The Company operates two Employee Stock Option Schemes (ESOS 2008 and ESOS 2009). Amortization of compensation under Employee Stock Option Schemes includes a further charge of Rs. 747 lakh (Previous Year: Rs.1617 lakh) for Options which have been vested under ESOS 2008. Amounts earlier charged in respect of surrendered Options under ESOS 2008 have been reversed in the quarter ended 31st March, 2009. No amount is chargeable in respect of Options granted under ESOS 2009.

6 Based on legal advise received, the Company and its key subsidiaries will not be liable for tax consequent upon deductions under incentive provisions such as Section 80 IA as also on account of deductions permitted in the computation of book profits for the purposes of Section 115 JB of the Income Tax Act. Provision in these unaudited financial statements for tax is limited to the provision which would be required in the audited financial statements, referred to in Note 4 above.

7 The Company is operating with Wireless, Broadband, Global, Investments and Others / Unallocated segments. Accordingly, segment-wise information has been given. This is in line with the requirement of AS 17 "Segment Reporting".

8 The Company has opted to publish Consolidated financial results for the year 2008 - 09. Standalone financial results, for the quarter and year ended 31st March, 2009 can be viewed on the website of the Company, National Stock Exchange of India Limited and Bombay Stock Exchange Limited at www.rcom.co.in, www.nseindia.com and www.bseindia.com respectively.

9 No complaint from Investors was pending for redressal at the beginning and end of the quarter. During the quarter, 184 complaints were received and all the complaints were resolved.

10 After review by the Audit Committee, the Board of Directors of the Company has approved the above results at their meeting held on 30th April, 2009.

For Reliance Communications Limited

Anil D. Ambani
Chairman

Place: Mumbai
Date: 30th April, 2009

Exe. File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

April 30, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38 / 47 / 48
NSE Symbol: RCOM

Dear Sir,

Sub: Unaudited Financial Results (Stand alone) for the quarter and year ended 31st March, 2009.

Further to our letter dated 30th April, 2009, we enclose herewith Unaudited Financial Results (Stand alone) for the quarter and year ended 31st March, 2009.

The above financial results were also approved by the Board of Directors at its meeting held on 30th April, 2009, pursuant to Clause 41 of the Listing Agreement.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above.

Reliance Communications Limited

Anil Dhirubhai Ambani Group

website: www.rcom.co.in

Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results (Standalone) for the Quarter and Year ended 31st March, 2009

(Rs. in Lakh - Except EPS and Share data)

Sl. No.	Particulars	Quarter ended		Year ended	
		31-Mar-09	31-Mar-08	31-Mar-09	31-Mar-08
		Unaudited	Unaudited	Unaudited	Audited
1	a) Net Income from Operations	307,307	336,163	1,258,379	1,270,643
	b) Other Operating Income	9,967	9,372	102,679	70,976
	Total Income	**317,274**	**345,535**	**1,361,058**	**1,341,619**
2	**Expenditure**				
	a) Access Charges	63,198	65,300	232,506	265,357
	b) License Fee	25,884	27,849	104,922	112,037
	c) Employee Cost	9,320	18,203	75,835	82,249
	d) Passive Infrastructure Charges	67,608	28,054	186,811	93,619
	e) Depreciation and Amortisation	69,210	46,746	236,690	184,366
	f) Other Expenses	41,709	76,607	327,268	298,495
	g) Total	276,929	262,759	1,164,032	1,036,123
3	**Profit from Operations before Other Income, Financial Charges and Exceptional Items (1-2)**	**40,345**	**82,776**	**197,026**	**305,496**
4	Other Income	1,697	158	8,409	1,046
5	Amortisation of Compensation under Employee Stock Option Scheme	(15,696)	1,617	747	1,617
6	**Profit before Financial Charges and Exceptional Items (3+4-5)**	**57,738**	**81,317**	**204,688**	**304,925**
7	Financial Charges (Net)	(56,389)	32,804	8,558	44,517
8	**Profit after Financial Charges but before Exceptional Items (6 - 7)**	**114,127**	**48,513**	**196,130**	**260,408**
9	Exceptional Items	-	-	(40,403)	-
10	**Profit from Ordinary Activities before Tax (8-9)**	**114,127**	**48,513**	**236,533**	**260,408**
11	Tax Expenses	150	(2,629)	1,240	1,764
12	**Profit from Ordinary Activities after Tax (10 - 11)**	**113,977**	**51,142**	**235,293**	**258,644**
13	Extraordinary Items (net of tax expense)	-	-	-	-
14	**Net Profit for the period (12-13)**	**113,977**	**51,142**	**235,293**	**258,644**
15	Paid-up Equity Share Capital (Face Value of Rs.5 each)	103,201	103,201	103,201	103,201
16	Reserves excluding Revaluation Reserve as per Balance Sheet of previous accounting year				2,380,797
17	**Earning per Share (EPS) (not annualised)**				
	i) Basic (Rs.)	5.52	2.48	11.40	12.60
	ii) Diluted (Rs.)	5.29	0.62	10.92	10.21
18	Public Shareholding				
	Number of Shares	674,165,821	699,215,821	674,165,821	699,215,821
	Percentage of Shareholding	32.66%	33.88%	32.66%	33.88%
19	Promoters and Promoter Group Shareholding				
	a) Pledged / Encumbered				
	- Number of Shares	272,345,338	N.A.	272,345,338	N.A.
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	19.60%		19.60%	
	- Percentage of Shares (as a % of the total share capital of the company)	13.19%		13.19%	
	b) Non -encumbered				
	- Number of Shares	1,117,515,722	N.A.	1,117,515,722	N.A.
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	80.40%		80.40%	
	- Percentage of Shares (as a % of the total share capital of the company)	54.15%		54.15%	

Segment wise Revenue, Results and Capital Employed

(Rs. in Lakh - Except EPS and Share data)

Sl. No.	Particulars	Quarter ended		Year ended	
		31-Mar-09	31-Mar-08	31-Mar-09	31-Mar-08
		Unaudited	Unaudited	Unaudited	Audited
20	**Segment Revenue**				
	a) Wireless	245,812	278,360	1,058,970	1,085,553
	b) Global	106,401	97,035	417,958	391,770
	c) Broadband	41,976	32,929	166,131	116,522
	d) Others / Unallocated	1,697	159	8,409	1,047
	Total	**395,886**	**408,483**	**1,651,468**	**1,594,892**
	Less: Inter segment revenue	(76,915)	(62,790)	(282,001)	(252,227)
	Net Income from Operations	**318,971**	**345,693**	**1,369,467**	**1,342,665**
21	**Segment Results**				
	Profit / (Loss) before Tax and Financial Charges from each segment				
	a) Wireless	30,672	46,521	97,521	195,932
	b) Global	16,461	22,081	85,988	91,598
	c) Broadband	22,207	1,400	58,618	18,156
	d) Others / Unallocated	(27,298)	12,932	(36,692)	856
	Total	**42,042**	**82,934**	**205,435**	**306,542**
	Less : Amortisation of Compensation under Employee Stock Option Scheme	(15,696)	1,617	747	1,617
	Less : Financial Charges (Net)	(56,389)	32,804	8,558	44,517
	Less : Exceptional Items - Financial charges	-	-	(40,403)	-
	Total Profit before Tax	**114,127**	**48,513**	**236,533**	**260,408**
22	**Capital Employed**				
	(Segment assets - Segment liabilities)				
	a) Wireless	2,417,789	1,456,822	2,417,789	1,456,822
	b) Global	382,900	264,822	382,900	264,822
	c) Broadband	374,025	278,912	374,025	278,912
	d) Others / Unallocated	2,602,391	2,512,086	2,602,391	2,512,086
	Total	**5,777,105**	**4,512,642**	**5,777,105**	**4,512,642**

NOTES

1 Figures of the previous period have been regrouped and reclassified, wherever required.

2 The Company is pursuing aggressive capex plans which include significant expansion of nation wide wireless network. The Company has funded these initiatives primarily by long term borrowings in foreign currency and Foreign Currency Convertible Bonds (FCCBs). In compliance of Schedule VI of the Companies Act, 1956 (Schedule VI) and on the basis of legal advice received by the Company, changes to the amount of liability and borrowings related to acquisition of fixed assets consequent upon short term fluctuations in foreign exchange rates upto 30th March, 2009 are adjusted in the carrying cost of fixed assets.
Had the accounting treatment as per Accounting Standard ("AS") 11 been continued to be followed by the Company, the net profit after tax for the quarter and the year ended on 31st March, 2009 would have been lower by Rs. 26,907 lakh and Rs. 111,743 lakh for realized and Rs. 22,160 lakh and Rs. 202,519 lakh for unrealized currency exchange fluctuations respectively. This excludes an amount of Rs. 31,903 lakh and Rs. 146,577 lakh for the quarter and the year ended on 31st March, 2009 on FCCBs for which the Company will not be liable, if the FCCBs are converted on or before the due date i.e. 1st May, 2011 and 18th February, 2012.
Pursuant to the amendment to Schedule VI, with effect from 31st March, 2009, the Company has with effect from 31st March, 2009 adopted the accounting treatment as per AS 11.

3 During the quarter, the Company has repurchased and cancelled 100 Foreign Currency Convertible Bonds (FCCBs) of the Face Value of USD 1,00,000 each, as per approval of the Reserve Bank of India, at a discount. This has resulted in a saving of Rs.1,586 lakh which has been reflected as part of Other Income. Consequent upon such repurchase and cancellation, the Company's obligations to convert the said FCCBs into Shares, if so claimed by the FCCB Holders and/ or to redeem the same in foreign currency, have come to an end vis-à-vis the cancelled FCCBs.

4 The Scheme of Arrangement for demerger of the Optical Fibre Division of the Company to Reliance Infratel Limited ("RITL"), a subsidiary of the Company and Schemes relating to its subsidiaries are pending final approval of Shareholders and/ or the Hon'ble High Court of Judicature at Mumbai.
Upon the Schemes becoming effective after receipt of Shareholders, Statutory and contractual approvals followed by filing with the Registrar of Companies, the Schemes will be given effect to in the audited financial statements for the year ended 31st March, 2009.

5 The Company operates two Employee Stock Option Schemes (ESOS 2008 and ESOS 2009). Amortization of compensation under Employee Stock Option Schemes includes a further charge of Rs. 747 lakh (Previous Year: Rs.1,617 lakh) for Options which have been vested under ESOS 2008. Amounts earlier charged in respect of surrendered Options under ESOS 2008 have been reversed in the quarter ended 31st March, 2009. No amount is chargeable in respect of Options granted under ESOS 2009.

6 Based on the legal advise received, the Company will not be liable for tax consequent upon deductions under incentive provisions such as Section 80 IA as also on account of deductions permitted in the computation of book profits for the purposes of Section 115 JB of the Income Tax Act. Provision in these unaudited financial statements for tax is limited to the provision which would be required in the audited financial statements, referred to in Note 4 above.

7 Expenses under the heads Employee Cost and Other Expenses are net of recoveries from RCIL, its wholly owned subsidiary. Such amounts recovered for the year amount to Rs. 13,305 lakh and Rs. 50,028 lakh respectively and for the quarter is Rs. 3,322 lakh and Rs. 11,773 lakh respectively and for the earlier quarters accounted in the current quarter is Rs. 9,983 lakh and Rs. 38,255 lakh respectively. Similarly, the Company has also collected from RCIL interest amount equivalent to its cost of funds amounting to Rs. 15,693 lakh and Rs. 56,189 lakh for the quarter and the year ended 31st March, 2009 respectively and for the earlier quarters accounted in the current quarter is Rs. 40,496 lakh.

8 The Company is operating with Wireless, Global, Broadband and Others/ Unallocated segments. Accordingly, segment-wise information has been given. This is in line with the requirement of AS 17 "Segment Reporting".

9 No complaint from Investors was pending for redressal at the beginning and end of the quarter. During the quarter, 184 complaints were received and all the complaints were resolved.

10 After review by the Audit Committee, the Board of Directors of the Company has approved the above results at their meeting held on 30th April, 2009 and the same are subjected to limited review by the Statutory auditors of the Company.

For Reliance Communications Limited

Place: Mumbai
Date: 30th April, 2009.

Anil D. Ambani
Chairman

Exe. File No 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

April 30, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38 / 47 / 48
NSE Symbol: RCOM

Dear Sir,

Sub: Media release

We enclose herewith Media Release dated 30th April, 2009, being issued by the Company, which is self explanatory.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above.

RELIANCE COMMUNICATIONS (RCOM) ANNOUNCES ITS FINANCIAL RESULTS FOR THE FINANCIAL YEAR ENDED MARCH 31, 2009

NET PROFIT UP BY 9.4% TO RS. 5,908 CRORE (US$ 1,165 MILLION)

REVENUES HIGHER BY 20.3% AT RS. 22,941 CRORE (US$ 4,523 MILLION)

EBITDA HIGHER BY 13.3% AT RS. 9,288 CRORE (US$ 1,831 MILLION)

EBITDA MARGIN STABLE AT 40.5%, AMONG THE HIGHEST IN INDIA

FAST TRACK NETWORK EXPANSION ACCELERATED WITH RS. 19,417 CRORE (US$ 3.8 BILLION) CAPITAL EXPENDITURE DURING THE YEAR, 35% LOWER CAPEX THAN ORIGINAL GUIDANCE OF RS. 30,000 CRORE

ONLY COMPANY TO HAVE NATIONWIDE GSM & CDMA SERVICES IN INDIA

SECOND LARGEST MOBILE OPERATOR IN INDIA WITH 73 MILLION SUBSCRIBERS

Mumbai, April 30, 2009: Reliance Communications Limited (RCOM) today announced its unaudited consolidated financial results for the year ended March 31, 2009.

Highlights of the financial performance for the year are:

- Net Profit of Rs. 5,908 crore (US$ 1,165 million), higher by 9.4% compared to Net Profit of Rs. 5,401 crore (US$ 1,350 million) in the last year.
- EBITDA at Rs. 9,288 crore (US$ 1,831 million), growth of 13.3%. EBITDA margin stable at 40.5% with strong contributions across all businesses - Wireless, Global and Enterprise
- Revenue growth of 20.3% at Rs. 22,941 crore (US$ 4,523 million) from Rs. 19,068 crore (US$ 4,765 million).

Commenting on the results, Mr Anil Dhirubhai Ambani, Chairman, Reliance Communications Limited, said:

"Reliance Communications have completed the World's largest network roll-out in FY2009 ahead of schedule and at a very competitive cost which is approx 35% lower than original guidance. We are confident of improved performance in the coming years."

CORPORATE DEVELOPMENTS

- RCOM launched its GSM services all over India

RCOM announced the world's largest customer experience program and launched GSM services in 11,000 towns all over India. RCOM has launched its GSM services in just 11 months from the receipt of start-up GSM spectrum in January 2008. RCOM added over 11.3 mn wireless subscribers during the quarter, an increase of 110% compared to the previous quarter and also increased its town coverage from 11,000 to 20,000 in just 3 months.

RCOM GSM is the state of the art next generation network with digital voice clarity and India's first nationwide enhanced EDGE network for fast internet access. RCOM GSM will also offer widest R-World mobile content offering entertainment, music, news, cricket, bollywood, maps and search and one-click set-up and access to email and social networking offering communication convenience of a PC.

- RCOM announced India's fastest internet service "Netconnect Broadband Plus"

RCOM recently rolled-out its fastest internet service "Broadband Plus" with the downlink speed of upto 3.1 Mbps which is 30% faster than any other wireless broadband offering. This makes Netconnect Broadband Plus best suited for video streaming, video surveillance, rich media content & superior Internet browsing. Netconnect Broadband Plus service will be available in 35 major cities with seamless handover to high speed 1x service covering 20,000 towns and 4.5 lakh villages as well as all major road and rail routes across the country covering 99% of India's Internet population.

- Acquisition of Global Managed Network Services provider VANCO Group

Reliance Globalcom, subsidiary of RCOM, signed an agreement to acquire Global Managed Network Services provider VANCO Group who have strong presence in developed markets with the annual revenue of US$ 365 mn (Rs. 1,550 cr) through secure long-term contracts with large enterprise customers. VANCO have over 220 MNC customers which includes AVIS, British Airways, Siemens and Virgin Megastores. VANCO's services are available in over 40,000 locations across 163 countries. 90% of VANCO's revenue is from developed markets like UK, US, France and Germany.

FLAG's reach & capacity along with VANCO's long-term relationships & expertise would be a perfect combination to offer high margin value-added services to enterprise customers.

- Reliance launched BIG TV, added 1.4 million DTH subscribers

RCOM launched its DTH services "BIG TV" in August 2008. Within 90 days of launch, BIG TV acquired over 1 million subscribers. This is the fastest ramp up ever achieved by any DTH operator in the world. BIG TV would be tapping into the existing customer base of Reliance ADA Group companies to rapidly gain market share. The subscribers can enjoy over

200 channels, 32 on-demand channels, which is highest in the industry. The product is available in 1 lakh retail outlets across 6,500 towns.

- RCOM repurchased its FCCBs at a discount

RCOM has repurchased its zero coupon Foreign Currency Convertible Bonds (FCCBs) with face value of US$ 64.7 million (approx Rs. 320 crore) in different tranches at a discount to their face value.

About Reliance Communications

Reliance Communications Limited founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a net worth in excess of Rs. 63,000 crore (US$ 14 billion), cash flows of Rs. 12,000 crore (US$ 3 billion), net profit of Rs. 8,000 crore (US$ 2 billion) and zero net debt.

Reliance Communications is India's foremost and truly integrated telecommunications service provider. The Company, with a customer base of over 77 million including over 2 million individual overseas retail customers, ranks among the Top 10 Telecom companies in the world by number of customers in a single country. Reliance Communications corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 20,000 towns and 450,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 175,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

Financial Results Summary (in Rs. Crore)

Particulars	3 months ended			12 months ended		
	31/3/09	31/3/08	% change	31/3/09	31/3/08	% change
Turnover						
Wireless	4,502	4,161	*8.2%*	17,368	15,214	*14.2%*
Global	1,880	1,526	*23.2%*	6,776	5,475	*23.8%*
Broadband	708	510	*38.7%*	2,524	1,787	*41.3%*
Diversified	313	68		1,010	431	
Total (post eliminations)	6,124	5,311	***15.3%***	22,941	19,068	***20.3%***
EBITDA						
Wireless	1,663	1,676	*-0.8%*	6,673	6,085	*9.7%*
Global	503	409	*22.9%*	1,617	1,403	*15.2%*
Broadband	316	249	*26.8%*	1,158	865	*33.8%*
Diversified	(98)	(12)		(128)	(122)	
Total (post eliminations)	2,383	2,316	***2.9%***	9,288	8,199	***13.3%***
EBITDA margin	***38.9%***	***43.6%***	*-4.7 ppt*	***40.5%***	***43.0%***	*-2.5 ppt*
Depreciation	1,143	786		3,931	2,805	
Financial Charges (net)	(168)	(8)		(787)	(400)	
Exceptional items	(157)	(62)		8	(1,282)	
PBT	1,565	1,600	*-2.2%*	6,136	7,076	*-13.3%*
Tax	48	(27)		(12)	283	
PAT (before minority interest)	1,517	1,627		6,148	6,793	
Share of minority interest	63	124		240	1,392	
PAT (after minority interest)	1,454	1,503	*-3.2%*	5,908	5,401	*9.4%*

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City,
Navi Mumbai - 400 710.

Tel. : +91 22 3037 3333
www.rcom.co.in

RECEIVED
2009 MAY -5 A 9:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption File No. 82 – 35005

4th May, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following statements to the Stock Exchanges in India as per the requirements of the Listing Agreement.

(1) A letter dated 30th April, 2009 alongwith Disclosure under Regulation 8(3) of the SEBI (Substantial Acquisition of shares and Takeovers) Regulations, 1997,

(2) A letter dated 30th April, 2009 alongwith revised free floats Indices for the quarter ended 31st March, 2009 sent to the Bombay Stock Exchange Limited.

(3) A letter dated 30th April, 2009 alongwith Revised shareholding pattern for the quarter ended 31st March, 2009 required under Clause 35 of the Listing Agreement.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Encl: As Above

Exem File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

April 30, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: Disclosure under regulation 8(3) of the Securities and Exchange Board of India (substantial Acquisition of Shares and Takeovers) Regulations, 1997.

We enclose herewith Form dated April 30, 2009 containing the details of shareholding of Promoters of the Company as on the last date of the financial year of the Company i.e. March 31, 2009, as required under regulation 8(3) of the Securities and Exchange Board of India (substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above

Disclosure of details of share holding by target / reporting company to Stock Exchanges, in terms of regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the Company	**Reliance Communications Limited**
Date of reporting	**30th April, 2009**
Name of Stock Exchanges where shares of reporting/target company are listed	**Bombay Stock Exchange Ltd. and National Stock Exchange of India Limited**

(I) Information about persons holding more than 15% shares or voting rights in terms of Regulation 8 (1)

Names of persons holding more than 15% shares or voting rights	Details of shares holding / Voting rights (in number and %) of persons mentioned at (I) a informed u/r 8(1) to target company.											
Names	As on March 31 2009		As on March 31 2008		Changes, if any, between (A) & (B)		As on record date for dividend (current year)		As on record date for dividend (previous year)		Changes, if any between (D) & (E)	
	A		B		C		D		E		F	
	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%
N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

(II) Information about promoter(s) or every person having control over a company and also persons acting in concert with him in terms of Regulation 8(2)

Names of the Promoters / person having control / persons acting in concert	Shares holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).											
Names	As on March 31 2009		As on March 31 2008		Changes, if any, between (A) & (B)		As on record date for dividend (for the year ….)		As on record date for dividend (previous year ….)		Changes, if any between (D) & (E)	
	A		B		C		D		E		F	
	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%	Share/ VR	%
1. AAA Communication Pvt. Lt.d	1308110172	63.38	1308110172	63.38	Nil	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

2. Reliance Capital Limited	18461758	0.89	18461758	0.89	Nil	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
3. Sonata Investments Limited	13775000	0.67	13775000	0.67	Nil	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
4. Reliance Innoventures Private Limited	11529001	0.56	11529001	0.56	Nil	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
5. Smt. Kokila D. Ambani	4665227	0.22	4665227	0.22	Nil	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
6. Hansdhwani Trading Company Pvt. Ltd.	3000040	0.15	3000040	0.15	Nil	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
7. Shri Anil D. Ambani	1859171	0.09	1859171	0.09	Nil	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
8. Master Jaianmol A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	1669759	0.08	1669759	0.08	Nil	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
9. Smt. Tina A. Ambani	1650832	0.08	1650832	0.08	Nil	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
10. Reliance General Insurance Co. Ltd.	90000	0.00	90000	0.00	Nil	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
11. Master Jaianshul A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	100	0.00	100	0.00	Nil	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
12. Solaris Information Technologies Private Limited	15850000	0.77	0	0.00	+ 15850000	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
13. Reliance ADA Group Trustees Private Limited – Trustee of RCOM ESOS Trust *	9200000	0.45	0	0.00	+ 9200000	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total:	**1389861060**	**67.34**	**1364811060**	**66.12**	**+ 25050000**	**1.21**						

* Holds equity shares in their capacity as Trustees of RCOM ESOS Trust and the Trustee is promoted and managed by Reliance ADA Group.

For Reliance Communications Limited

Hasit Shukla
Company Secretary

Place: Mumbai
Date:30.04.2009

Exem File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

April 30, 2009

Shri Hitesh Porwal
Index Cell
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

Dear Sir,

Sub: Revised Free-float Indices.

This has reference to the Shareholding Pattern of the Company as of 31st March, 2009 for the purpose of Free-float Indices in prescribed Form No. A, B and C filed vide our letter dated 11th April, 2009.

We enclose herewith revised Shareholding Pattern of the Company as of 31st March, 2009 for the purpose of Free-float Indices in prescribed Form No. A, B and C.

The above revision is due to the details received by the Company from the Promoters pursuant to regulation 8(2) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

We request you to kindly take the above revised Free-float Indices as of 31st March, 2009 on record

The same disclosure is also sent to you by e-mail today at indexcell@bseindia.com

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE COMMUNICATIONS LIMITED			
	Scrip Code	532712 Quarter Ended	31st March, 2009
Category Code	Category	No.of Shares Held	% of Shareholding
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	98 45 089	0.48
2	Indian Corporate Bodies/ Trusts/ Partnerships	1 33 84 89 213	64.85
3	Persons Acting in Concert (also include Suppliers/ Customers)	4 15 26 758	2.01
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**1 38 98 61 060**	**67.34**
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	GDRs/ADRs/ ADSs	0	0.00
	Sub Total C	**0**	**0.00**
D	OTHERS (Please specify here____________________)	0	0.00
	Sub Total D	**0**	**0.00**
E	ANY OTHER SHARES LOCKED-IN (except covered above)	0	0.00
	Sub Total E	**0**	**0.00**
	Sub Total I	**1 38 98 61 060**	**67.34**

....contd

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs	21 44 38 764	10.39
2	Indian Corporate Bodies/Trusts/Partnerships	5 21 81 743	2.53
3	Independent Directors & Relatives	698	0.00
4	Present Employees	26 310	0.00
5	Banks/Financial Institutions	33 21 159	0.16
6	Central/State Govt.	0	0.00
7	Central/ State Govt. Institutions	10 64 835	0.05
8	Insurance Companies	14 39 59 224	6.97
9	Mutual Funds	4 80 04 597	2.33
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**46 29 97 330**	**22.43**
B	**BASED OVERSEAS**		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	2 81 704	0.01
15	Foreign Institutional Investors (SEBI-registered)	15 25 80 857	7.39
16	Non Resident Indians (Individuals)	1 31 75 933	0.64
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**16 60 38 494**	**8.04**
C	**GDRs/ADRs/ADSs**	4 51 23 561	2.19
	Sub Total C	**4 51 23 561**	**2.19**
D	**OTHERS (Please specify here ______________________)**		
	Pending confirmation	6 436	0.00
	Sub Total D	**6 436**	**0.00**
	Sub Total II	**67 41 65 821**	**32.66**
	Grand Total	**2 06 40 26 881**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	**1 38 98 61 060**	67.34
Total Free-float	**67 41 65 821**	32.66
Grand Total	**2 06 40 26 881**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	**1 85 28 64 826**	89.77
Total Foreign Holding	**21 11 62 055**	10.23
Grand Total	**2 06 40 26 881**	**100.00**

Reliance Communications Limited

FORM B

CONTROLLING/STRATEGIC HOLDERS

(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE COMMUNICATIONS LIMITED

Scrip Code 532712 **Quarter Ended** 31st March, 2009

Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	SMT. KOKILA D. AMBANI	46 65 227	0.23	I-A-1
2	SHRI ANIL D AMBANI	18 59 171	0.09	I-A-1
3	MASTER JAIANMOL A. AMBANI (through Father and natural guardian Shri Anil D. Ambani)	16 69 759	0.08	I-A-1
4	SMT. TINA A AMBANI	16 50 832	0.08	I-A-1
5	MASTER JAIANSHUL A. AMBANI (through Father and natural guardian Shri Anil D. Ambani)	100	0.00	I-A-1
6	RELIANCE INNOVENTURES PRIVATE LIMITED	1 15 29 001	0.56	I-A-2
7	AAA COMMUNICATION PRIVATE LIMITED	1 30 81 10 172	63.38	I-A-2
8	HANSDHWANI TRADING COMPANY PVT. LTD.	30 00 040	0.15	I-A-2
9	SOLARIS INFORMATION TECHNOLOGIES PVT. LTD	1 58 50 000	0.77	I-A-2
10	RELIANCE CAPITAL LIMITED	1 84 61 758	0.89	I-A-3
11	SONATA INVESTMENTS LIMITED	1 37 75 000	0.67	I-A-3
12	RELIANCE GENERAL INSURANCE CO LTD	90 000	0.00	I-A-3
13	Reliance ADA Group Trustees Private Limited - Trustees of RCOM ESOS Trust	92 00 000	0.45	I-A-3
	Total	**1 38 98 61 060**	**67.34**	

FORM C

FREE-FLOAT HOLDERS

DISCLOSE ONLY HOLDINGS OF 1% & ABOVE

(List holders Categorywise)

Name of the Company : RELIANCE COMMUNICATIONS LIMITED					
	Scrip Code	532712		Quarter Ended	31st March, 2009
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	LIFE INSURANCE CORPORATION OF INDIA	13 01 26 541	6.30	II-A-8	NIL
2	DEUTSCHE BANK TRUST COMPANY AMERICAS	4 51 23 561	2.19	II-C	NIL
	Total	**17 52 50 102**	**8.49**		

Reliance Communications Limited

Exe. File No 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Ref: SE/35/005/2009-10

April 30, 2009.

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Revised Shareholding Pattern for the quarter ended 31st March, 2009.**

This has reference to the Shareholding Pattern of the Company for the quarter ended 31st March, 2009, filed pursuant to Clause 35 of the Listing Agreement, vide our letter dated 11th April, 2009.

We enclose herewith revised Shareholding Pattern of the Company for the quarter ended 31st March, 2009.

The above revision is due to the details received by the Company from the Promoters pursuant to regulation 8(2) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

We request you to kindly take the above revised Shareholding Pattern of the Company for the quarter ended 31st March, 2009 on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE COMMUNICATIONS LIMITED

Scrip Code : BSE - 532712 NSE - RCOM			Quarter ended as on 31st March, 2009					
Category Code (I)	Category of Shareholder (II)	No of Shareholders (III)	Total No of Shares (IV)	Number of shares held in dematerilised Form (V)	Total Shareholding as percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of (A+B) (VI)	As a percentage of (A+B+C) (VII)	No of Shares Pledged (VIII)	As a percentage of (A+B+C) (IX= VIII/IV*100)
(A)	**Shareholding of Promoter and Promoter Group**							
(1)	**Indian**							
(a)	Individuals/Hindu Undivided Family	11	9845089	9844989	0.49	0.48	0	0.00
(b)	Central Government/State Governments	0	0	0	0.00	0.00	0	0.00
(c)	Bodies Corporate	29	1370815971	1370794468	67.90	66.41	272345338	19.87
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00	0	0.00
(e)	Any Other (Specify) - Reliance ADA Group Trustees Pvt. Ltd - Trusees of RCOM ESOS Trust	1	9200000	9200000	0.46	0.45	0	0.00
	Sub -Total (A)(1)	41	1389861060	1389839457	68.84	67.34	272345338	19.60
(2)	**Foreign**							
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00	0	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(c)	Institutions	0	0	0	0.00	0.00	0	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00	0	0.00
	Sub -Total (A)(2)	0	0	0	0.00	0.00	0	0.00
	Total Shareholding of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	41	1389861060	1389839457	68.84	67.34	272345338	19.60
(B)	**Public Shareholding**							
(1)	**Institutions**						N/A	N/A
(a)	Mutual Funds /UTI	314	480 04 597	47531632	2.38	2.33	0	0.00
(b)	Financial Institutions/Banks	416	3321159	3198343	0.16	0.16	0	0.00
(c)	Central Government/State Governments	60	1064835	61556	0.05	0.05	0	0.00
(d)	Venture Capital Funds	0	0	0	0.00	0.00	0	0.00
(e)	Insurance Companies	27	143959224	143952645	7.13	6.97	0	0.00
(f)	Foreign Institutional Investors	548	152580857	152457988	7.56	7.39	0	0.00
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00	0	0.00
(h)	Any Other (Specify)							
	Sub -Total (B)(1)	1365	3489 30 672	347202164	17.28	16.91	0	0.00
(2)	**Non-Institutions**						N/A	N/A
(a)	Bodies Corporate	9059	52181743	51492109	2.58	2.53	0	0.00
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	2135201	198784679	150502415	9.85	9.63	0	0.00
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	150	15687529	15110033	0.78	0.76	0	0.00
(c)	Any Other (Specify)						N/A	N/A
1	NRIs/OCBs	21673	13457637	9432825	0.67	0.65	0	0.00
	Sub -Total (B)(2)	2166083	280111588	226537382	13.87	13.57	0	0.00
	Total Public Shareholding B=(B)(1)+(B)(2)	2167448	6290 42 260	573739546	31.16	30.48	0	0.00
	TOTAL (A) +(B)	2167489	20189 03 320	1963579003	100.00	97.81	0	0.00
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	1	45123561	45123561	0.00	2.19		0.00
	GRAND TOTAL (A)+(B)+(C)	2167490	20640 26 881	2008702564	100.00	100.00	272345338	13.19

Reliance Communications Limited

RELIANCE COMMUNICATIONS LIMITED

(SHAREHOLDING PATTERN- 31.03.2009)

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No (I)	Name of the shareholder (II)	Total shares held		Shares Pledged or otherwise encumbered		
		Number (III)	As a % of grand total (A)+(B)+(C) (IV)	No of Shares Pledged (V)	As a % (VI)=(V)/(III)*100	As a % of grand total (A)+(B)+(C) of Sub-clause (VII)
1	AAA Communication Private Limited	1 30 81 10 172	63.38	27 23 45 338	20.82	13.19
2	Reliance Capital Limited	1 84 61 758	0.89	0	0.00	0.00
3	Sonata Investments Limited	1 37 75 000	0.67	0	0.00	0.00
4	Reliance Innoventures Private Limited	1 15 29 001	0.56	0	0.00	0.00
5	Smt. Kokila D. Ambani	46 65 227	0.23	0	0.00	0.00
6	Hansdhwani Trading Company Pvt. Ltd	30 00 040	0.15	0	0.00	0.00
7	Shri Anil D. Ambani	18 59 171	0.09	0	0.00	0.00
8	Mast Jaianmol A. Ambani(through Father and natural guardian Shri Anil D. Ambani)	16 69 759	0.08	0	0.00	0.00
9	Smt. Tina A. Ambani	16 50 832	0.08	0	0.00	0.00
10	Reliance General Insurance Co Ltd	90 000	0.00	0	0.00	0.00
11	Mast Jaianshul A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	100	0.00	0	0.00	0.00
12	Solaris Information Technologies Private Limited	1 58 50 000	0.77	0	0.00	0.00
13	Reliance ADA Group Trustees Private Limited - Trusees of RCOM ESOS Trust	92 00 000	0.45	0	0.00	0.00
	TOTAL	**1 38 98 61 060**	**67.34**	**272345338**	**19.60**	**13.19**

RELIANCE COMMUNICATIONS LIMITED

(SHAREHOLDING PATTERN - 31.03.2009)

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	130126541	6.30
	TOTAL	**130126541**	**6.30**

RELIANCE COMMUNICATIONS LIMITED
(SHAREHOLDING PATTERN - 31.03.2009)

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	Catoegory of Shareholders (Promoters/Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Communication Private Limited	Promoter	205371142	9.95
TOTAL			205371142	9.95

RELIANCE COMMUNICATIONS LIMITED

(SHAREHOLDING PATTERN - 31.03.2009)

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	45123561	45123561	2.19
	TOTAL		**45123561**	**2.19**

Reliance Communications Limited

RELIANCE COMMUNICATIONS LIMITED
(SHAREHOLDING PATTERN -31.03.2009)

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Deutsche Bank Trust Company Amercias , As depositary for GDR Holders*	GDR	45123561	2.19
	TOTAL		**45123561**	**2.19**

* Name of individual GDR holders are not available.

Reliance Communications Limited